Exhibit 99.1

NOTICE OF OUR ANNUAL & SPECIAL MEETING

TO BE HELD ON THURSDAY, MAY 14, 2020

DUE TO THE ONGOING COVID-19 HEALTH EMERGENCY YOU ARE REQUESTED TO VOTE ONLINE OR BY PROXY. ADHERE TO ALL PUBLIC HEALTH ADVISORIES.

You are entitled to vote by proxy. See the ‘Solicitation of Proxies’ section for information.

You are invited to our 2020 annual & special meeting:

When	Thursday, May 14, 2020
10:00 am MT
Where	Hyatt Regency, Imperial Ballroom
700 Centre Street SE
Calgary, Alberta
Live Audio Webcast	https://web.lumiagm.com/220957268
Meeting Password	"crescent2020" (case sensitive)
Your vote matters	If you held Crescent Point common shares on April 2, 2020, you are entitled to receive notice of, attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2019, together with the auditor's report;
2.	Fix the number of directors to be elected at the meeting at nine;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board of Directors ("Board") to fix their remuneration for 2020;
5.	Adopt a special resolution to reduce the stated capital account maintained in respect of the common shares of Crescent Point by five billion dollars;
6.	Adopt an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6.9 million and to decrease the number of common shares to be reserved for issuance under our Stock Option Plan by three million;
7.	Adopt an ordinary resolution amending our by-laws to permit shareholder meetings to be held by electronic means;
8.	Adopt an advisory resolution accepting our approach to executive compensation; and
9.	Transact other business as may properly be brought forward.

This year, Crescent Point is offering registered shareholders the opportunity to participate in the meeting by way of a live webcast. This webcast, which is intended to permit social distancing during the ongoing public health emergency, will allow registered shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at https://web.lumiagm.com/220957268. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through https://web.lumiagm.com/220957268, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders. In light of the public health emergency associated with COVID-19, we are requesting all shareholders to refrain from attending the meeting in person and, instead, vote online or by proxy. Please monitor our news releases for any important information related to the meeting and COVID-19.

You can access our 2019 financial statements and other documents and information online:

www.crescentpointenergy.com            www.sedar.com (SEDAR)                 www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

April 2, 2020

Crescent Point Energy Corp. | 2020 | Information Circular - Proxy Statement | 1